                                                                    Exhibit 99.2

                       [CITY OF LONG BEACH LETTERHEAD]

May 22, 2001

Mr. Robert C. Land
Vice President for Government Affairs and Associate General Counsel JetBlue Airways Corporation
80-02 Kew Gardens Road
Kew Gardens, N.Y. 11415

Dear Mr. Land:

I am responding to your May 17, 2001 letter request, which seeks up to 24 months to commence operation of all 27 flight slots allocated to JetBlue Airways via my letter of May 15, 2001, with an effective date of June 1, 2001.

As you know, the City Council recently approved Resolution C-27843, Section 5B, which allows for such extensions under certain conditions. Those conditions require that the requesting airline document the necessity for relief from the six-month performance criteria, and document their ability to perform under the extended implementation schedule.

Based on the information provided with your May 17, 2001 letter, including the firm order/delivery schedule from Airbus, your request is herein approved.

Under the terms of this approval, service must commence on all 27 flight slots within 21 months of the June 1, 2001 effective date, and all 27 flight slots must be operational within 24 months of the June 1, 2001 effective date. Also, after 180 days from the initial allocation effective date, JetBlue will need to have in-place an additional $5,000 security/performance guarantee for EACH 90-day period beyond the 180 days following the original effective date, for each slot which was not made operational during that prior period. Please note that incremental performance guarantees must be in-place PRIOR TO the next 90-day extension period.

For your reference and files, I have enclosed a copy of Resolution C-27843.

Thank you for your interest in Long Beach, and we look forward to working with you and the JetBlue staff over the coming months.

Yours truly,


/s/ Chris Kunze

Chris Kunze
Airport Manager
Long Beach Airport
CK:dcj

Enclosure